

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 8, 2008

Mr. Enzo Taddei
Chief Financial Officer
Logica Holdings, Inc.
82 Avenue Road
Toronto, Ontario M5R 2H2, Canada

> **Re**:   **Logica Holdings, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **Filed May 15, 2007**
>
> **Form 10-QSB for the Quarter Ended September 30, 2007**
> **File No. 0-50621**

Dear Mr. Taddei:

We have reviewed your supplemental response letter dated October 19, 2007, as well as your filing and have the following comments. As noted in our comment letter dated September 20, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 8-K dated July 13, 2007

1.   We refer to the acquisition of Plays on the Net Plc, Anne's World Limited and Curtain Rising for 12 million common shares. Please revise the Form 8-K to include audited historical financial statements of the acquired companies for the years ended December 31, 2006 and 2005 and for the interim period ended June 30, 2007, in accordance with Item 310(c) of Regulation S-B. In this regard, we note that you concluded that Plays on the Net Plc was the accounting acquirer mainly because the 12 million shares issued represented 85% of the Company's common stock; however, we also note that Anne's World Limited and Curtain Rising were also acquired in the same transaction. Since it appears to us that Plays on the Net Plc, Anne's World Limited and Curtain Rising are 100% owned by the same shareholder, we will not object to the fact that you include combined financial statements for the three entities under common control in the amended Form 8-K.

2.   In addition, we note that you included "pro forma consolidated financial statements" at December 31, 2006 and 2005 and for the interim periods ended March 31, 2007 and 2006. In this regard, please revise to provide pro forma financial information as of June 30, 2007 and for the periods ended December 31, 2006 and June 30, 2007, in accordance with Rule 310(d) of Regulation S-B. The pro forma financial information should be in columnar form starting with the audited financial statements of the acquirer; in another column, the financial statements of the acquiree (the company); pro forma adjustments including the allocation of the purchase price with any other adjustment related to the acquisition; and then another column showing pro forma results. Also you need to retroactively restate the historical stockholders' equity of the acquirer prior to the merger for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Further, retained earnings (deficiency) of the acquirer are carried forward after the acquisition and the operations prior to the merger are those of the acquirer. In the absence of nominal issuances, earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.

Please comply with the above comments by filing an amended 8-K as soon as possible or let us know when you will file the 8-K/A.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director